Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Presentation regarding the Cash Dividend Distribution of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 May 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-015

ANNOUNCEMENT on the FORTHCOMING PRESENTATION

REGARDING THE CASH DIVIDEND DISTRIBUTION OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

● Time of the Presentation：15:30 -16:30 on Tuesday, 14 May 2013

● Way of Presentation：Online Presentation

I. Type of the Presentation

China Southern Airlines Company Limited (the “Company”) proposes to convene a presentation (the “Presentation”) regarding the cash dividend distribution on 14 May 2013 to explain certain matters relating to the proposed cash dividend distribution of the Company for the year 2012.

II. Time and Venue of the Presentation

The presentation will be held at 15:30-16:30 on Tuesday, 14 May 2013 in the form of online Presentation.

III. Participants

Management team including the Chief of Accounting Work of the Company and the Company Secretary will attend the Presentation to explain certain matters relating to the proposed cash dividend distribution of the Company for the year 2012 and answer relevant questions.

IV. Investors' Participation

1. Investors can raise their concerns to the Company through fax or e-mail before 14 May and the Company will answer the selected questions of common concern on the cash dividend distribution during the Presentation.

2. Investors can participate in the online Presentation regarding the cash dividend distribution directly at the website of http://roadshow.sseinfo.com at 15:30-16:30 on 14 May through the internet.

V. Contact Person and Consult Methods

Contact person: Mao Lixing

Fax: (8620) 86659040

E-mail: ir@csair.com

The Board of

China Southern Airlines Company Limited

9 May 2013